FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 9, 2004

PARAMOUNT ENERGY TRUST

(Translation of registrant's name into English)

SUITE 500, 630 - 4 AVENUE SW, CALGARY, AB  T2P 0J9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_ __   Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

  The following documentation is being submitted herewith:

Exhibit:

Press Release dated June 9, 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAMOUNT ENERGY TRUST

By its Administrator PARAMOUNT

ENERGY OPERATING CORP.

(Registrant)

By:/s/ Cameron R. Sebastian

 (Signature)

Cameron R. Sebastian

Vice President, Finance & CFO

Date:  June 9, 2004

FORM 27

MATERIAL CHANGE REPORT

ITEM 1 Reporting Issuer:

Paramount Energy Trust

500, 630 - 4th Avenue SW

Calgary, Alberta T2P 0J9

ITEM 2 Date of Material Change:

June 9, 2004

ITEM 3 News Release:

A news release was issued on June 9, 2004.

Item 4 Summary of Material Change:

Paramount Energy Trust ("PET" or the "Trust") (TSX - PMT.UN) advises that the Alberta Energy and Utilities Board ("AEUB") issued Decision 2004-045 and Interim Shut-In Orders 04-001 and 04-002 (the "Decision") regarding the recent gas over bitumen interim hearing which was held March 10 to April 1, 2004. The AEUB has ordered the shut-in, effective July 1, 2004, of Wabiskaw-McMurray natural gas production in Northeast Alberta totalling about 123 MMcf/d, almost one percent of Alberta's 2003 daily average natural gas production.

Based on production for the month of April 2004, PET will be required to shut-in wells producing approximately 15 MMcf/d or 16% of the Trust's current average daily production. This volume is in addition to the 4.5 MMcf/d remaining shut-in from wells shut-in on September 1, 2003 pursuant to Interim Shut-In Order 03-001. Wells which did not meet the criteria for exemption from shut-in under Phase 1 of General Bulletin ("GB") 2003-28 were not subject to review under the limited scope of the recent interim hearing.

Item 5 Full Description of Material Change:

Paramount Energy Trust advises that the Alberta Energy and Utilities Board issued Decision 2004-045 and Interim Shut-In Orders 04-001 and 04-002 regarding the recent gas over bitumen interim hearing which was held March 10 to April 1, 2004. The AEUB has ordered the shut-in, effective July 1, 2004, of Wabiskaw-McMurray natural gas production in Northeast Alberta totalling about 123 MMcf/d, almost one percent of Alberta's 2003 daily average natural gas production.

Based on production for the month of April 2004, PET will be required to shut-in wells producing approximately 15 MMcf/d or 16% of the Trust's current average daily production. This volume is in addition to the 4.5 MMcf/d remaining shut-in from wells shut-in on September 1, 2003 pursuant to Interim Shut-In Order 03-001. Wells which did not meet the criteria for exemption from shut-in under Phase 1 of General Bulletin ("GB") 2003-28 were not subject to review under the limited scope of the recent interim hearing.

The volumes recommended for shut-in are approximately 90% of those recommended for shut-in by the AEUB Staff Submission Group ("SSG) on January 26, 2004. The volume of gas production actually ordered shut-in is lower than the SSG's recommendations of January 26, 2004 principally due to natural production decline as well as certain zones for which the AEUB allowed continued production primarily in the Quigley and Winefred areas. The Decision confirmed the balance of the SSG's recommendations including that the Trust's Legend property, representing over 17 MMcf/d of current production, will be allowed to continue to produce.

In February 2004 PET adjusted its monthly distribution to $0.16 per Trust Unit to reflect a base level assuming the shut-in of all production recommended for shut-in by the SSG and that any financial assistance for such shut-in, other than the current temporary financial assistance of $0.60 per Mcf of foregone production, was delayed indefinitely. As the Decision does not vary materially from the previous assumptions there is not expected to be an impact on the Trust's current monthly distribution level or 2004 guidance.

It is the view of the Trust that the Decision merely represents confirmation of what the AEUB intended to do as quickly as possible when GB 2003-16 was announced on June 3, 2003. This was refined to the Board's interpretation of gas in association with potentially recoverable bitumen with the release of the SSG's recommendations in late January. The Decision confirmed virtually all of the recommendations of the SSG and accepted almost none of the technical arguments presented by gas producers and oil sands rightsholders at the recent interim hearing. PET continues to be firmly of the view that the entire process over the past year lacked the due process required and expected.

This decision also gives the appearance of a disregard for a resource which took decades and billions of dollars validly invested by Albertans to develop. In today's market this gas production remains of significant value to gas producers and Albertans through royalties, continued investment, employment and other tertiary benefits relative to any lost value from reduced incremental bitumen recovery which might ultimately be placed at risk by its production. Sue Rose, President and Chief Operating Officer of the Trust said, "The tenacity of the AEUB in pursuing its intended course of action on this matter and its lack of consideration for the technical input from industry over the past twelve months threatens to jeopardize Alberta's role in North American natural gas markets."

Discussions with the Government of Alberta regarding a financial resolution through the royalty system have continued throughout the past year. While the Trust is disappointed that a comprehensive financial solution was not announced prior to or concurrently with the AEUB Decision, PET is hopeful that ongoing discussion in that regard will lead to such an announcement in a timely fashion.

With the AEUB Decision now announced, PET intends to proceed with the Leave to Appeal of GB 2003-28 which was granted to PET and others by the Court of Appeal of Alberta on January 28, 2004 on the basis of a lack of due process and natural justice. PET does not believe that the interim hearing concluded in April provided for an adequate assessment of which, if any, gas production poses a threat to ultimate potential bitumen recovery as its scope was limited and therefore did not consider recent technological advancements and new evidence with respect to the technical issues.

The AEUB will hold a pre-hearing meeting on September 15, 2004 to determine the scope of and participants in a final public hearing on this matter. PET will make a determination prior to that date whether to dedicate significant resources to such a proceeding given the AEUB's lack of consideration for the technical evidence submitted by Industry over the past several months.

The AEUB also recently announced that it has scheduled an interim hearing with respect to specified Wabiskaw-McMurray intervals in wells in the Chard and Leismer areas of Northeast Alberta to be held commencing June 21, 2004. These wells were excluded from the interim hearing on the gas over bitumen issue held in March 2004 as they had been previously approved for production or not recommended for shut-in only 15 months ago in AEUB Decision 2003-23 with respect to the Chard-Leismer Hearing.

PET will have wells with current production of approximately 0.6 MMcf/d, or less than one percent of its current daily production, under review at the upcoming hearing. The Trust and/or the operators of the affected wells intend to submit technical evidence in support of continued production from these wells by the June 11 deadline for submission of evidence.

While the Trust has been anticipating this Decision for several months, PET has continued to execute its business plan in this very attractive commodity price environment. Mailing of information with respect to PET's agreement to acquire the issued and outstanding shares of Cavell Energy Corporation ("Cavell") announced earlier this month is on schedule for mid-June. With input from PET, Cavell is continuing to pursue planned development activity on their asset base in order to maximize value. With the volume of natural gas production scheduled for shut-in clearly defined, we now look forward to a rapid resolution of a final financial solution which will be representative of the loss in value in order to bring closure to the gas over bitumen issue that has consumed a significant portion the Trust's resources for the past year.

ITEM 6 Filing on a Confidential Basis:

Not applicable

ITEM 7 Omitted Information:

None

ITEM 8 Senior Officers:

Susan L. Riddell Rose, President and Chief Operating Officer

 Gary C. Jackson, Land, Legal and Acquisitions

Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer

Fax: (403) 269-4444, Phone: (403) 269-4400

ITEM 9 Statement of Senior Officer:

The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta this 9 day of June 2004.

PARAMOUNT ENERGY TRUST

"Signed"

Cameron R. Sebastian, Vice President, Finance & Chief Financial Officer

IT IS AN OFFENCE UNDER SECURITIES LAWS FOR A PERSON OR COMPANY TO MAKE A

STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR

THE RULES THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH

IT IS MADE, IS A MISREPRESENTATION.

PRESS RELEASE

PARAMOUNT ENERGY TRUST ADVISES OF AEUB DECISION ON INTERIM HEARING REGARDING GAS OVER BITUMEN ISSUE

June 9, 2004  Paramount Energy Trust ("PET" or the "Trust") (TSX - PMT.UN) advises that the Alberta Energy and Utilities Board ("AEUB") issued Decision 2004-045 and Interim Shut-In Orders 04-001 and 04-002 (the "Decision") regarding the recent gas over bitumen interim hearing which was held March 10 to April 1, 2004. The AEUB has ordered the shut-in, effective July 1, 2004, of Wabiskaw-McMurray natural gas production in Northeast Alberta totalling about 123 MMcf/d, almost one percent of Alberta's 2003 daily average natural gas production.

Based on production for the month of April 2004, PET will be required to shut-in wells producing approximately 15 MMcf/d or 16% of the Trust's current average daily production. This volume is in addition to the 4.5 MMcf/d remaining shut-in from wells shut-in on September 1, 2003 pursuant to Interim Shut-In Order 03-001.  Wells which did not meet the criteria for exemption from shut-in under Phase 1 of General Bulletin ("GB") 2003-28 were not subject to review under the limited scope of the recent interim hearing.

The volumes recommended for shut-in are approximately 90% of those recommended for shut-in by the AEUB Staff Submission Group ("SSG) on January 26, 2004. The volume of gas production actually ordered shut-in is lower than the SSG's recommendations of January 26, 2004 principally due to natural production decline as well as certain zones for which the AEUB allowed continued production primarily in the Quigley and Winefred areas. The Decision confirmed the balance of the SSG's recommendations including that the Trust's Legend property, representing over 17 MMcf/d of current production, will be allowed to continue to produce.

In February 2004 PET adjusted its monthly distribution to $0.16 per Trust Unit to reflect a base level assuming the shut-in of all production recommended for shut-in by the SSG and that any financial assistance for such shut-in, other than the current temporary financial assistance of $0.60 per Mcf of foregone production, was delayed indefinitely.  As the Decision does not vary materially from the previous assumptions there is not expected to be an impact on the Trust's current monthly distribution level or 2004 guidance.

It is the view of the Trust that the Decision merely represents confirmation of what the AEUB intended to do as quickly as possible when GB 2003-16 was announced on June 3, 2003. This was refined to the Board's interpretation of gas in association with potentially recoverable bitumen with the release of the SSG's recommendations in late January. The Decision confirmed virtually all of the recommendations of the SSG and accepted almost none of the technical arguments presented by gas producers and oil sands rightsholders at the recent interim hearing. PET continues to be firmly of the view that the entire process over the past year lacked the due process required and expected.

This decision also gives the appearance of a disregard for a resource which took decades and billions of dollars validly invested by Albertans to develop. In today's market this gas production remains of significant value to gas producers and Albertans through royalties, continued investment, employment and other tertiary benefits relative to any lost value from reduced incremental bitumen recovery which might ultimately be placed at risk by its production. Sue Rose, President and Chief Operating Officer of the Trust said, "The tenacity of the AEUB in pursuing its intended course of action on this matter and its lack of consideration for the technical input from industry over the past twelve months threatens to jeopardize Alberta's role in North American natural gas markets."

Discussions with the Government of Alberta regarding a financial resolution through the royalty system have continued throughout the past year. While the Trust is disappointed that a comprehensive financial solution was not announced prior to or concurrently with the AEUB Decision, PET is hopeful that ongoing discussion in that regard will lead to such an announcement in a timely fashion.

With the AEUB Decision now announced, PET intends to proceed with the Leave to Appeal of GB 2003-28 which was granted to PET and others by the Court of Appeal of Alberta on January 28, 2004 on the basis of a lack of due process and natural justice. PET does not believe that the interim hearing concluded in April provided for an adequate assessment of which, if any, gas production poses a threat to ultimate potential bitumen recovery as its scope was limited and therefore did not consider recent technological advancements and new evidence with respect to the technical issues.

The AEUB will hold a pre-hearing meeting on September 15, 2004 to determine the scope of and participants in a final public hearing on this matter. PET will make a determination prior to that date whether to dedicate significant resources to such a proceeding given the AEUB's lack of consideration for the technical evidence submitted by Industry over the past several months.

The AEUB also recently announced that it has scheduled an interim hearing with respect to specified Wabiskaw-McMurray intervals in wells in the Chard and Leismer areas of Northeast Alberta to be held commencing June 21, 2004. These wells were excluded from the interim hearing on the gas over bitumen issue held in March 2004 as they had been previously approved for production or not recommended for shut-in only 15 months ago in AEUB Decision 2003-23 with respect to the Chard-Leismer Hearing.

PET will have wells with current production of approximately 0.6 MMcf/d, or less than one percent of its current daily production, under review at the upcoming hearing. The Trust and/or the operators of the affected wells intend to submit technical evidence in support of continued production from these wells by the June 11 deadline for submission of evidence.

While the Trust has been anticipating this Decision for several months, PET has continued to execute its business plan in this very attractive commodity price environment.  Mailing of information with respect to PET's agreement to acquire the issued and outstanding shares of Cavell Energy Corporation ("Cavell") announced earlier this month is on schedule for mid-June.  With input from PET, Cavell is continuing to pursue planned development activity on their asset base in order to maximize value.  With the volume of natural gas production scheduled for shut-in clearly defined, we now look forward to a rapid resolution of a final financial solution which will be representative of the loss in value in order to bring closure to the gas over bitumen issue that has consumed a significant portion the Trust's resources for the past year.

PET will be hosting a conference call with respect to the Decision at 9:00 am Calgary time on Wednesday, June 9, 2004. Interested parties may access the call by dialing the following numbers: Toronto: 416-405-9310, Outside Toronto: 877-211-7911. Additional information with respect to the gas over bitumen issue can be found on the Trust's website at www.paramountenergy.com.

Paramount Energy Trust is a natural gas-focussed Canadian energy trust.  PET's Trust Units are listed on the Toronto Stock Exchange under the symbol "PMT.UN".

This news release contains forward-looking information.  Implicit in this information, particularly in respect of cash distributions, are assumptions regarding natural gas prices, production, royalties and expenses which, although considered reasonable by PET at the time of preparation, may prove to be incorrect.  These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance.  Actual results could differ materially as a result of changes in PET's plans, changes in commodity prices, regulatory changes, general economic, market and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations.  There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp, administrator of Paramount Energy Trust

Suite 500, 630 - 4 Avenue SW, Calgary, Alberta  T2P 0J9

Telephone:  403 269-4400      Fax:  403 269-6336      Email:  info@paramountenergy.com

Susan L. Riddell Rose, President and Chief Operating Officer Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer Gary C. Jackson, Vice President, Land, Legal and Acquisitions